Exhibit 99.1

Press Release Brussels / 9 January 2018 / 10:30pm CET

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The Notes (as defined below) are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

Anheuser-Busch InBev Announces

Pricing of EUR 4.25 Billion Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that it has completed the pricing of EUR 4.25 billion aggregate principal amount of notes (the “Notes”). The Notes will be issued on 23 January 2018. The Notes comprise the following series:

Title of Securities	6.25-year Floating Rate Notes due 2024	9-year 1.150% Notes due 2027	17-year 2.000% Notes due 2035
Aggregate principal amount	EUR 1,500,000,000	EUR 2,000,000,000	EUR 750,000,000
Maturity date	15 April 2024	22 January 2027	23 January 2035
Interest payment dates	Quarterly on 15 January, 15 April, 15 July and 15 October, commencing 15 April 2018 up to and including the Maturity Date	Annually on 23 January of each year, with first coupon payable on 23 January 2019	Annually on 23 January of each year, with first coupon payable on 23 January 2019
Interest Rate	Three-month EURIBOR plus 30 basis points	1.150%	2.000%

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The Notes will be issued by Anheuser-Busch InBev SA/NV (the “Issuer”) and will be fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev Finance Inc., Brandbev S.à r.l, Brandbrew S.A. and Cobrew NV. The Notes will be senior, unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The proceeds of the Notes will be used for general corporate purposes. The Notes will be issued by Anheuser-Busch InBev SA/NV under its Euro Medium Term Note programme base prospectus published on 20 December 2017.

It is expected that the Notes will be listed in due course on the London Stock Exchange.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS - The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive (as defined below). No key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance/Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by

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either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes and the guarantees (together, the “Securities”) have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. Accordingly, the Securities are being offered only outside the US to non-US persons in reliance on Regulation S under the Securities Act. There will be no public offer of the Securities in the United States.

This press release does not constitute an offer to sell or the solicitation of an offer to buy debt securities in the US or any other jurisdiction.

The distribution of this announcement and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

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Contacts

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Peter Dercon Tel: +32 16 276 823 E-mail: peter.dercon@ab-inbev.com Aimee Baxter Tel: +1-646-628-0393 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 16 276 888 E-mail: mariusz.jamka@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

Fixed Income Investors Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com Suma Prasad Tel: +1-212-503-2887 E-mail: suma.prasad@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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